News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 25, 2024

Seabridge's KSM Project Substantially Started Determination
Challenged by Tsetsaut Skii km Lax Ha

Toronto, Canada … Seabridge Gold Inc. ("Seabridge" or the "Company") announced today that the Tsetsaut Skii km Lax Ha ("TSKLH") has filed a Petition in the British Columbia Supreme Court against the Province of British Columbia and relevant Ministries (collectively, the "Province") seeking judicial review of the determination by the Chief Executive Assessment Officer ("CEAO"), of the British Columbia Environmental Assessment Office ("EAO") that Seabridge's KSM Project has been "substantially started". TSKLH is an Indigenous group claiming an extensive traditional territory in northwest British Columbia, including the area of the KSM Project, and it contests rights of the Nisga'a Nation and Tahltan Nation over the area of the eastern side of the KSM Project.

Under the B.C. Environmental Assessment Act, a project's Environmental Assessment Certificate ("EAC") expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy may determine that a project has been "substantially started" before the deadline, in which case the EAC is no longer subject to expiry. KSM's EAC deadline was July 29, 2026. In response to the Company's application submitted on January 16, 2024, the CEAO determined that the KSM Project was "substantially started" on July 25, 2024 (the "SS Determination").

In its Petition, TSKLH are seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SS Determination and an order quashing the SS Determination on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SS Determination was unreasonable.

The information presented in the Petition materials reveals that the consultation process included:

  TSKLH receiving a copy of Seabridge's application for a SS Determination on January 17, 2024, the day after it was submitted;
  TSKLH repeatedly asking for in depth consultation on the SS Determination;
  the Province responding that TSKLH would be consulted;
  TSKLH being provided the draft report of the EAO on the "substantially started" application (the "EAO Report") and being given a month to review it;
  TSKLH making a detailed submission on July 19, 2024 to the EAO expressing its views on the information in the Company's application and the EAO Report (TSKLH's submission made similar arguments to the ones put forward in the Petition).

The Company does not have access to the record of consultation between the Province and TSKLH and is therefore unable to offer a fully informed view on the merits of TSKLH's claims of the Province's failure to: (i) fulfill the duty to consult or (ii) conduct its process for arriving at the SS Determination with procedural fairness.

In its application, Seabridge set forth that it had completed or initiated construction of 94 of the 336 components of the KSM Project as described in its EAC and had spent $444 million on work in respect of such components. As part of the SS Determination process, Seabridge also submitted letters from representatives of the three largest Indigenous peoples in the area of the KSM Project, the Nisga'a Lisims Government, the Tahltan Central Government and the Gitxsan Hereditary Chiefs Office, as well as the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace, the Regional District of Kitimat-Stikine all expressing strong support for a positive SS Determination for the KSM Project.

Seabridge Chairman and CEO Rudi Fronk commented that: "Seabridge's application for a 'substantially started' determination was widely supported by the communities of northwest British Columbia, including Indigenous communities. TSKLH were provided the relevant information early and participated in the Province's review process, including submitting comments for the Province's consideration. TSKLH may not agree with the ultimate 'substantially started' determination, but Seabridge is confident that there is ample evidence that the determination was reasonable." He added: "Seabridge plans to participate in defending the validity of the 'substantially started' determination and will be conferring with its legal counsel on the ways in which it may do so."

The SS Determination is unaffected by the Petition and will remain in place if the Province successfully defends the SS Determination. Even if TSKLH is successful, a typical order in these circumstances would require the EAO to return to its "substantially started" determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination, and then a fresh determination would be issued. We are advised that a final decision on the TSKLH Petition could take a year or more.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the SS Determination being reasonable; (ii) the typical order if TSKLH are successful; and (iii) the timing of a final decision on the Petition.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the SS Determination is found to be unreasonable; (ii) the outcome of a successful result for TSKLH involves a more thorough rejection of the Province's consultation process; (iii) the final decision takes much longer than anticipated, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com